UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 March 27, 2006

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

Crucell Announces Product Approval in Korea for Quinvaxem(TM) Vaccine

Leiden, The Netherlands / Seoul, Korea, March 27, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: SW CRX) announced today that the Korea Food and Drug Administration (KFDA) has awarded licensure to Quinvaxem(TM), a fully liquid pentavalent vaccine to be produced by Crucell in Korea. Quinvaxem(TM) was co-developed with Chiron Corporation, which provides four of the five components as bulk.

Quinvaxem(TM) combines antigens for protection against five important childhood diseases: diphtheria, tetanus, pertussis (whooping cough), hepatitis B and Haemophilus influenzae type b, one of the leading causes of bacterial meningitis in children. It is the first internationally available fully liquid vaccine containing all five of the above antigens to reach the market, offering a major advantage in terms of convenience of use. Supranational organizations are major customers for combination vaccines, which are used in mass vaccination programs in developing countries.

The Quinvaxem(TM) product dossier was filed in 2005 with both the KFDA and the World Health Organization (WHO). The paediatric vaccine addresses an important unmet medical need in many parts of the developing world. As a next step, the WHO is expected to finalize its own review in order to grant WHO 'pre-qualification', a pre-requisite for the combination vaccine to be made available to supranational purchasing organizations.

Crucell will start production of the Quinvaxem(TM) vaccine immediately at its Korean subsidiary. First sales are expected in the second half of 2006. The current demand exceeds 50 million doses, with the annual demand expected to increase to more than 150 million doses per year over the next five years.

Ronald H. Brus, Crucell's CEO commented: "This approval by the Korean FDA is an important first step towards becoming a major supplier in paediatric vaccination programs for the developing world. The approval of Quinvaxem(TM) is an important milestone for us, which fits perfectly in our strategy to become a leading vaccine player."


About Crucell

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: SW CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes vaccines against hepatitis B and virosomal influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licences this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, elsewhere in Europe, and in Korea. The Company employs about 1000 people. For more information, please visit www.crucell.com http://www.crucell.com/ .


Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).


For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

    March 27, 2006                                /s/ LEON KRUIMER
------------------------               -----------------------------------------
        (Date)                                      Leon Kruimer
                                              Chief Financial Officer